UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated October 6, 2011.

Exhibit 99.1

Acquisition of Golar Freeze

Golar LNG Partners LP (NASDAQ: GMLP) ("the Partnership") announced today that it has entered into an agreement to acquire the companies that own the floating storage and regasification unit ("FSRU") Golar Freeze from Golar LNG Limited ("Golar LNG") for a purchase price of $330 million. The transaction is expected to close before the end of October 2011.

The acquisition will be financed by the assumption of approximately $108 million of senior bank debt and with vendor financing provided by Golar LNG in the form of a loan in the amount of approximately $222 million.

The Golar Freeze is operating under a 10 year long-term contract with Dubai Supply Authority ("DUSUP") with a remaining firm contract period of approximately 8.6 years. DUSUP has the right to extend the charter term for up to an additional five years.

The senior bank debt that will be assumed has two tranches, the first of which matures in June 2015. The interest payable on the senior bank debt has been swapped to a fixed rate giving an all-in cost of approximately 4.0%. The vendor financing has a term of three years and a fixed interest rate of 6.75%. It is expected that the vendor financing will be refinanced prior to its maturity with third party debt and/or in connection with the acquisition of potential further assets from Golar LNG in the future.

During the firm contract period the Golar Freeze is expected to contribute approximately $46 million in additional annual revenues. Under the current financing structure and during the firm contract period the vessel is also expected to contribute approximately $39 million in Adjusted EBITDA (1) and approximately $8 million in Distributable Cash Flow (2).

The Board of Directors of the Partnership ("the Board") and the Conflicts Committee of the Board ("the "Conflicts Committee") have approved the purchase price and vendor financing. The Conflicts Committee retained a financial, advisor DnB Nor Markets, to assist with its evaluation of the transaction.

The Partnership's management has recommended that, upon completion of the transaction the Board consider a proposed increase in the annualized distribution rate of approximately 11.7% to $1.72 per common unit from the current annualized distribution rate of $1.54 per common unit.

This concludes the Partnership's first acquisition which is the first step in the Partnership's growth strategy. The Board is excited about the improved fundamental outlook for the LNG industry and the Partnership's future growth prospects. The transaction is accretive to unit holders in terms of enterprise value to EBITDA, earnings per share as well as in terms of Distributable Cash Flow.

(1)   Adjusted EBITDA is a non-GAAP financial measure. The Partnership defines Adjusted EBITDA as earnings before interest, other financial items, including non-cash income or loss related to derivative instruments, taxes, non-controlling interest and depreciation and amortization and is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership's financial and operating performance. Adjusted EBITDA assists the Partnership's management and investors by increasing the comparability of the Partnership's performance from period to period and against the performance of other companies in the industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership's and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies.

(2)   Distributable Cash Flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, other non-cash items and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-trade partnerships to assist in evaluating a partnerships ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership's performance calculated in accordance with GAAP.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         statements regarding the annual revenues, adjusted EBITDA and distributable cash flow that may be generated by the Golar Freeze;

·         statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

·         statements about the Partnership's and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;

·         the Partnership's anticipated growth strategies;

·         the effect of the worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in the Partnership's operating expenses, including drydocking and insurance costs and bunker prices;

·         forecasts of the Partnership's ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

·         the Partnership's future revenues, expenses, financial condition and results of operations;

·         the repayment of debt and settling of interest rate swaps;

·         the Partnership's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         the Partnership's ability to purchase vessels from Golar LNG in the future;

·         the Partnership's continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·         the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

·         charter termination dates and extensions of charters;

·         estimated future maintenance and replacement capital expenditures;

·         the Partnership's business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission, including its Registration Statement on Form F-1 (File No. 333-173160) and Form 6-K for the period ended June 30, 2011.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

October 6 2011

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Graham Robjohns

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: October 6, 2011	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer